EXHIBIT 99.5

AVINO SILVER & GOLD MINES LTD.	Please return completed to: Computershare 9th Floor, 100 University Avenue Toranto, Ontario M5J2Y1	+

Interim Financial Statements	Annual Financial Statements
Mark this box if you would like to receive Interim Financial	Mark this box if you would like to receive the Annual Financial
Statements by mail.	Statements by mail.

Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist. Alternatively, you may choose to access the report(s) online at www.sedar.com or at issuer's website www.avino.com.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

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